

Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Marshall O. Larsen
Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

   **RE: Goodrich Corporation**
      **Form 10-K for the year ended December 31, 2009**
      **Filed February 16, 2010**
      **File No. 001-00892**

Dear Mr. Larsen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief